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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.1)*

                              South Jersey Financial Corporation, Inc.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------
                                   838493104

 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                May 14, 1999
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box./ /

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman    SS#075 38 0679
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                               204,000
NUMBER OF    -------------------------------------------------------------------
SHARES

BENEFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                               204,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     204,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.377
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

The statement on Schedule 13D which was filed April 29, 1999, on behalf on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII") Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt") and Lawrence B. Seidman ("Seidman") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares"), South Jersey Financial Corp., a Delaware Corporation (the "Issuer") is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

(a)      Richard Baer
(b)      3 Webster Avenue
           Summit, NJ 07910
(c) Richard Baer is the Chairman of the Board and President of Casper Partition System, Inc.
(d) During the last five years Mr. Baer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Mr. Baer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.


4.  Purpose of Transaction

On May 14, 1999, Lawrence Seidman, individually, and Seidman & Associates, LLC sent a letter to Joseph Sidebotham, Corporate Secretary, requesting representation on South Jersey Financial Corp.'s Board of Directors for two nominees, Lawrence Seidman and Richard Baer. The letter of May 14, 1999 is attached hereto as Exhibit A and is incorporated herein in its entirety.

5. Interest in the Securities of the Issuer

(a)(b)(c) As of the close of business on May 11, 1999 the Reporting Persons owned beneficially an aggregate of 204,000 shares of Common Stock, which constituted approximately 5.377% of the 3,793,430 shares of Common Stock outstanding, based upon the Company's Form 10-KSB for fiscal year end December 31, 1998.

The schedule below describes transactions in the Common Stock effected by the Reporting Persons from April 29, 1999 to May 11, 1999. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.

                 No of                            Total
  Trade Date     Shares            Price      Cost/(Proceeds)      Entity
------------- ----------------- ------------ -----------------  ---------------
51099            1,000             12.00         12,000.00        Seidman
-

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  ----------------------------
                 5/14/99                          /s/ Lawrence B. Seidman
                  Date                            Lawrence B. Seidman, Power of
                                                  Attorney Pursuant to Joint
                                                  Filing Statement Dated
                                                  April 28, 1999.

Exhibit A



                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. Box 5430
                              Parsippany, NJ 07054
                                  May 14, 1999

Via Fax and Federal Express
South Jersey Financial Corp.
4651 Route 42
Turnerville, New Jersey 08012

Att: Mr. Joseph Sidebotham, Corporate Secretary

Dear Mr. Sidebotham:

Seidman & Associates, LLC ("SAL") and I, (hereinafter referred to as "Nominating Shareholders") hereby give notice that they are nominating myself ("Seidman") and Richard Baer ("Baer") for election to the South Jersey Financial Corporation (`SJFC") Board of Directors at the next Annual Meeting of Shareholders presently scheduled for August 18, 1999.

Seidman individually is the record holder of 1,000 shares of SJFC stock and his address, on your corporate books, is 19 Veteri Place, Wayne, New Jersey 07470. SAL is the record holder of 1,000 shares of SJFC stock and its address on your corporate books is also 19 Veteri Place, Wayne, New Jersey 07470. In addition, SAL is also the beneficial owner of 26,000 shares of SJFC stock (including the 1,000 shares noted above) and Seidman is the beneficial owner of 204,000 shares of SJFC stock (the SAL shares are also included within the number of shares he beneficially owns.) All the shares (except the 2,000 shares held in record name) are held by Bear Stearns & Co. which appear under CEDE & Co. on the books and records of SJFC. CEDE & Co.'s address is 55 Water Street, New York, NY 10041.

Seidman is the representative of SAL, Seidman Investment Partnership, L.P., ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Seidman & Associates II, LLC ("SALII"), Kerrimatt, L.P. ("Kerrimatt") and Federal Holdings, LLC ("Federal"). All the disclosures set forth in the Schedule 13D filed on April 29, 1999 are incorporated herein in their entirety by reference, including without limitation the dislosures concerning the shareholdings of each of the noted entities.

It is the opinion of counsel for The Nominating Shareholders that Section 6(c) of the Bylaws of SJFC ["Section 6(c)"] is not valid or enforceable; and, it is therefore not necessary to submit the information stipulated thereunder in order to effectively nominate persons for election to the Board of Directors. Nevertheless, in the spirit of cooperation and without prejudice, the Nominating Shareholders herewith submit Exhibit A, which contains all the information required by Section 6 (c), except the home addresses of Seidman and Baer, which are as follows:

                                Richard Baer
                                3 Webster Avenue
                                Summit, NJ 07910

                                Lawrence B. Seidman
                                19 Veteri Place
                                Wayne, NJ 07470

I hereby request, on behalf of The Nominating Shareholders and on behalf of the nominees, that you provide me with SJFC's updated shareholder lists (including the NOBO/CEDE/Philadep list) as required by the Delaware General Corporation Law, Section 14a-7 of the Exchange Act of 1934, and Rule 14a-7 promulgated thereunder so that proxies can be solicited for the two (2) director nominees, and in opposition to management's slate of directors. Pursuant to Rule 14a-7, please delivery the shareholder lists to me within five (5) business days. A copy of the Certification required pursuant to Rule 14a-7 is attached hereto.

I hereby request that the above shareholder lists be provided to me in paper, and magnetic tape, or disc form (whichever form is utilized by your transfer agent). Furthermore, please update the record holder information on a daily basis, or at the shortest other reasonable intervals, until the record date for the next Annual Meeting.

The Nominating Shareholders feel very strongly that shareholder representation is very important to corporate governance, and to the maximization of shareholder value. If a representative of the SJFC desires to discuss the accomplishment of these goals, please contact the undersigned.

The enclosed material is being filed with you, as the Secretary of SJFC, as required by Section 6(c). In addition, if it is the opinion of SJFC that additional information is required, pursuant to Section 6(c), please notify me in writing, specifying what information is required. If you require the operating agreements for Federal, SAL and SALII or the partnership agreements for SIP and SIPII or the letter agreements for Kerrimatt, Jeffrey Greenberg or Stephen Greenberg, please notify me in writing. (These were previously filed as Exhibits to the Schedule 13D filed on April 29, 1999.) Furthermore, please specify the basis of each said request so we can properly evaluate same.

The Nominating Shareholders have no material financial interest in the proxy solicitation to be conducted in opposition to the nominees selected by SJFC management. Any director fees paid to the nominees (Seidman and Baer), if they are elected, will belong to the respective nominee.

This letter is being signed by both of the Nominating Shareholders, to comply with the requirements of Section 6(c).

If you have any questions concerning the above or require any additional information, please contact the undersigned.

                                                     Very truly yours,

                                               /s/Lawrence B. Seidman
                                               --------------------------------
                                               Lawrence B. Seidman, Individually

                                               /s/Lawrece B. Seidman, Manager
                                               --------------------------------
                                               Lawrence B. Seidman, Manager
                                               Seidman and Associates, L.L.C.

                                  CERTIFICATION

         Lawrence B. Seidman, upon his oath certifies as follows:
         1. The Nominating Shareholders will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of South Jersey Financial Corporation with respect to the slate of Directors proposed by management for election at the next annual shareholder meeting.
         2. Nominating Shareholders will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation referred to above.

                                                     /s/Lawrence B. Seidman
                                                     ----------------------
                                                     LAWRENCE B. SEIDMAN
STATE OF NEW JERSEY  )
                     )SS.
COUNTY OF MORRIS     )
BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear LAWRENCE B. SEIDMAN, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

         GIVEN under my hand and seal this 14th day, May, 1999.

/s/Ruth W. Rivkind
Notary Public of New Jersey
My Commission expires:
Feb. 14, 2001




                                    EXHIBIT A
                SCHEDULE OF INFORMATION REQUIRED BY SECTION 6(c)
                                     of the
                  BYLAWS OF SOUTH JERSEY FINANCIAL CORPORATION
(i)      The Nominating Shareholders and their addresses:
                                                               No. of Shares
                                                                  Held As
       Name                      Business Address              Recordholder*
      ------                     -----------------            --------------
 1. Seidman and Associates,      19 Veteri Place                    1000
    L.L.C.                       Wayne, NJ 07470
 2. Lawrence B. Seidman          19 Veteri Place                    1000
                                 Wayne, NJ 07470

[*Each Nominating Shareholder is the beneficial owner of additional shares as set forth in subparagraph (iv) below. On May 10, 1999 a request was submitted to DTC to transfer title to 1000 shares of SJFC to SAL and upon information and belief these shares were transferred. ]

(ii) Name, age, business address of Nominees:

         Lawrence Seidman,  Age 51
         100 Misty Lane
         Parsippany, NJ 07470

         Richard Baer,  Age  51
         3 Webster Avenue
         Summit, NJ 07910
(iii) Principal occupation or employment of Nominees and relationships (business, employment, familial) with Nominating Shareholders:

         Lawrence Seidman, Mr. Seidman, since March 10, 1999 has been the President, General Counsel and a Director of Menlo Acquisition
         Corporation. Mr. Seidman is also Manager of Seidman & Associates, L.L.C., Seidman & Associates II, L.L.C., President of Veteri Place Corp., the sole General Partner of Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Manager, of Federal Holdings, L.L.C. and business consultant to certain partnerships and individuals, including, but not limited to, Kerrimatt, LP. [Further information with regard to each entity is set forth in subpargraph (iv) and the Schedule 13D filed on April 29, 1999.]

         Richard Baer, since February 1988 has been Chairman of the Board and President of Casper Partition System, Inc., a company principally involved in the re-furbishing of work stations.

(iv)(a) The following sets forth the name, business address, and the number of shares of Common Stock of the SJFC beneficially Owned as of May 11, 1999, by each of the Nominating Shareholders. [The actual stock purchase transactions are set forth on Exhibit B.]

                                                   Number of Shares
                                                   of Common Stock
                                                   Beneficially
         Name             Business Address          Owned & Owned      Percent
         Class                                    in Record Name(4)     of
-------------------------------------------------------------------------------

1. Lawrence B. Seidman,   Lanidex Center               204,000         5.377
Individually(Seidman)and  100 Misty Lane
on behalf of entities and  Parsippany, NJ 07054
and clients (1)
2.Seidman and Associates, Lanidex Center,               26,000          .685
L.L.C.(SAL)               100 Misty Lane
                          Parsippany, NJ 07054

----------------------
(1) Seidman owns 1,000 shares of common stock directly, but may be deemed to have sole voting power and dispositive power as to 204,000 shares beneficially owned by SIP, SIPII, SAL, SAL II, Kerrimatt and Federal and his clients (Jeffrey Greenberg, Steven Greenberg, Sonia Seidman, Melissa and Richard Baer). Mr. Baer beneficially owns 1,000 shares. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were due to Seidman having allegedly obstructed an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The C & D also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed under the C & D.

(iv)(b) The following sets forth the name, business address, and the number of shares of Common Stock of the SJFC beneficially Owned as of May 11, 1999, by each of the affiliates of the Nominating Shareholders. [The actual stock purchase transactions are set forth on Exhibit B.]

                                                     Number of Shares
                                                     of Common Stock
                                                      Beneficially
          Name                                       Owned & Owned    Percent
         Class             Business Address          in Record Name    of
------------------------------------------------------------------------------
1. Seidman and Associates   Lanidex Center,             23,800        .627
II, L.L.C.(SALII)           100 Misty Lane
                            Parsippany, NJ 07054
2. Seidman Investment       19 Veteri Place             26,800        .706
Partnership, L.P.(SIP)      Wayne, NJ 07470
3. Seidman Investment       19 Veteri Place             39,000       1.028
Partnership II, L.P.(SIPII) Wayne, NJ 07470
4. Lawrence Seidman Clients 19 Veteri Place             29,000        .764
                            Wayne, NJ 07470
5. Federal Holdings, LLC    One Rockefeller Plaza       26,900        .709
                            New York, NY 10020
6. Kerrimatt, LP            80 Main St.                 32,500        .856
                            West Orange, NJ 07052


The aggregate purchase price of the 204,000 Shares owned beneficially by the above on May 11, 1999 was approximately $2,237,261, (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital of the respective entities. As of May 11, 1999, none of the Nominating Shareholders had an outstanding margin balance.

Seidman and Associates L.L.C. ("SAL") is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman and Associates II, L.L.C. ("SALII") is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SALII and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP") is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII") is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP ("Kerrimatt") is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. David Mandelbaum is the General Partner of Kerrimatt. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

Federal Holdings L.L.C. ("Federal") is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Lawrence Seidman is a private investor whose principal office is located at 100 Misty Lane, Parsippany, NJ 07054. Mr. Seidman has sole investment discretion and voting authority for SAL, SALII, SIP, SIPII, Kerrimatt and Federal. In addition Mr. Seidman has sole investing discretion and voting authority for his clients, Jeffrey Greenberg, Steven Greenberg, Melissa and Richard Baer and his wife, Sonia Seidman.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits.

B. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman through Veteri Place Corp. is entitled to 25% of the profits.

C. The members SAL are: Seidman; Sonia Seidman; Seidcal Associates LLC (Brant Cali, Managing Member); Paul Schmidt; and Richard Greenberg. Seidman is entitled to an annual salary of $125,000 and as Manager is entitled to a 5% of the profits earned by SAL.

D. The members of SAL II are: Sonia Seidman and Seidcal Associates, L.L.C. (Brant Cali, Managing Member). Seidman is entitled to 5% of the profits earned by SAL II.

E. Mr. Seidman has an agreement with Kerrimatt, L.P., which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Kerrimatt, L.P. Mr. Seidman is entitled to a percentage of the profits derived from these securities, which is calculated after allowing a return to Kerrimatt, L.P.

F. Mr. Seidman has an agreement with Federal which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Federal. Mr. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Federal.

G. None of the partners of Kerrimatt, SIP and SIPII, members of SAL, Federal, or SALII or any of Mr. Seidman's private clients own any shares of Issuer except as disclosed herein.

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SALII , SIP, SIPII, Kerrimatt and Federal. In Section 8.1(d) of the operating agreements for each of SAL and SALII, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of $125,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(i)]]. Mr. Seidman is also entitled to 25% of the net profits under the agreement with SIPII. [Section 9]. In addition Mr. Seidman is also entitled to 25% of the Net Profits under the Agreement with Federal.

Mr. Seidman is the Manager of Federal, SAL, SALII and is the president of the corporate general partner of SIP and SIPII; and investment manager for Kerrimatt and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, SALII, Federal, Kerrimatt, SIP and SIPII were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in SAL, SALII, SIP, SIPII, Kerrimatt and Federal are all passive investors, who do not - and can not - directly or indirectly participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions involving the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets.

The scheduled term of SIP is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement.

The Scheduled term of SIPII is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement.

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement.

SALII's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement.

Kerrimatt's term shall continue in full force and effect as provided in its Letter Agreement. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a .25% of 1% of Kerrimatt assets.

Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. Pursuant to Article 10.1 of the operating agreement, Mr. Seidman's management term expires on June 30, 2000. Pursuant to Article 10.2 of the Operating Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to .25% of 1% of Federal's assets.

The persons and entities listed above agreed to act in concert with regard to the election of Directors. The persons and entities listed above reserve the right to terminate their agreement to act in concert.

Each of the above entities, except as provided above disclaims any beneficial interest in any shares of Common Stock owned by the other named entities.

During the last five (5) years, none of SAL, SAL II, SIP, SIPII, Federal, Kerrimatt, Baer and Seidman (nor any of the members of the limited liability companies nor limited partners of the limited partnerships) to the best of their knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


                             SOLICITATION; EXPENSES

Proxies may be solicited by a Committee comprised of the Nominating Shareholders and the affiliates of the Nominating Shareholders listed above, (The "Committee") by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Baer and Seidman will be principally responsible to solicit proxies for the Committee and certain of their employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses.

The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $15,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Approximately six (6) persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be exclusively borne by Seidman, SAL, SAL II, SIP and SIPII.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $40,000 of which $-0- has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if their nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

Seidman and Baer entered into an agreement with SAL, SIP, SIPII and SAL II. whereby these entities have agreed to bear all costs and expenses of, and indemnify against any and all liability incurred by, Seidman and Baer in connection with Seidman and Baer being candidates and a "participant in a solicitation" (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended). Seidman and Baer will receive directors' fees upon their election as a Directors of the Company in accordance with the Company's then practice.

None of the participants in this solicitation nor any associates of the participants except as set forth herein (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth herein none of the participants or any of the persons participating in this solicitation on behalf of the participants nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

         (vi) During the past ten years none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (vii) As of March 31, 1999, there were 3,793,430 shares of Common Stock shares of the Corporation outstanding based upon the Company's Form 10-KSB for fiscal year end December 31, 1998. No record date for the August 18, 1999 Annual Meeting has been schedule.

                                  DATE    PRICE         PROCEEDS         SHARES
-------------------------------------------------------------------------------
SEIDMAN & ASSOCIATES LLC
                                 21699       10.87        32,625.00       3,000
                                 21799       10.74        53,687.00       5,000
                                 21799       10.81        27,031.00       2,500
                                 22399       10.81        54,062.00       5,000
                                 22699       10.74        26,844.00       2,500
                                  4799       11.19        55,937.00       5,000
                                 42299       11.31        33,937.00       3,000

--------------------------------------------------------------------------------
SUB-TOTAL                                                284,123.00      26,000

SEIDMAN INVEST. PARTNERSHIP LP
                                 21699       10.87        32,625.00       3,000
                                 21799       10.81        27,031.00       2,500
                                 21999       10.75        53,750.00       5,000
                                 22399       10.81        54,062.00       5,000
                                 31099       11.12        55,625.00       5,000
                                  4899       11.12        36,712.00       3,300
                                 42299       11.31        33,937.00       3,000

--------------------------------------------------------------------------------

SUB-TOTAL                                                293,742.00      26,800

SEIDMAN & ASSOCIATES II, LLC
                                 21699       10.87        32,625.00       3,000
                                 21799       10.81        27,031.00       2,500
                                 21999       10.75        53,750.00       5,000
                                 22499       10.80        54,000.00       5,000
                                 22699       10.74        26,844.00       2,500
                                  3199       10.74        26,844.00       2,500
                                  4899       11.12        36,712.00       3,300






--------------------------------------------------------------------------------
SUB-TOTAL                                                257,806.00      23,800

LAWRENCE SEIDMAN CLIENTS
                                 21799       10.81        27,025.00       2,500
                                 21799       10.74        53,687.00       5,000
                                 21799       10.81        27,027.00       2,500
                                 21799       10.81        27,027.00       2,500
                                 21799       10.81        27,027.00       2,500
                                 21999       10.75        53,750.00       5,000
                                 22399       10.81        54,062.00       5,000
                                 42799       11.43        34,462.50       3,000
                                 51099       12.00        12,000.00       1,000
--------------------------------------------------------------------------------
SUB-TOTAL                                                316,067.50      29,000

KERRIMATT, LP
                                 21699       10.87        32,625.00       3,000
                                 21799       10.81        27,031.00       2,500
                                 21999       10.75        53,750.00       5,000
                                 22399       10.81        54,062.00       5,000
                                  3899       11.30        45,200.00       4,000
                                 31099       11.12        55,625.00       5,000
                                 31999       11.25        56,250.00       5,000
                                 42299       11.31        33,937.00       3,000

--------------------------------------------------------------------------------
SUB-TOTAL                                                358,480.00      32,500

FEDERAL HOLDINGS LLC
                                 21799       10.81        59,469.00       5,500
                                 21999       10.75        53,750.00       5,000
                                 22399       10.81        54,062.00       5,000
                                 31099       11.12        55,625.00       5,000
                                  4899       11.12        37,825.00       3,400
                                 42299       11.31        33,937.00       3,000


--------------------------------------------------------------------------------
SUB-TOTAL                                                294,668.00      26,900

SEIDMAN INVEST. PARTNERSHIP II, LP
                                 21699       10.87        32,625.00       3,000
                                 21799       10.81        27,031.00       2,500
                                 21999       10.75        53,750.00       5,000
                                 22399       10.81        54,062.00       5,000
                                  3199       10.74        26,844.00       2,500
                                 31099       11.12        55,625.00       5,000
                                 31999       11.25        56,250.00       5,000
                                 42299       11.31        33,937.00       3,000
                                 42899       11.53        92,250.00       8,000


--------------------------------------------------------------------------------
SUB-TOTAL                                                432,374.00      39,000

                TOTAL                                 $2,237,260.50     204,000

                                    Affidavit




         I, Lawrence B. Seidman and I, Richard Baer consent to be named in the proxy statement as nominees and to serve as directors, if elected at the next Annual Meeting of South Jersey Financial Corporation.




                                                /s/ Lawrence B. Seidman
                                                -----------------------
                                                Lawrence B. Seidman

                                                /s/ Richard Baer
                                                -----------------------
                                                Richard Baer

Sworn to before me
 This 14th day of May, 1999

/s/Ruth W. Rivkind
Ruth W. Rivkind
A Notary Public of New Jersey
My Commission Expires Feb. 14, 2001